

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 20, 2024

Ann Stillman
General Counsel
Blue Hill Advisors LLC
286 Blue Hill Road
Hudson, NY 12534

>   **Re: Blue Hill Advisors LLC**
>   **Territorial Bancorp Inc.**
>   **Soliciting Materials filed pursuant to Rule 14a-12 by Blue Hill Advisors LLC**
>   **Filed September 18, 2024**
>   **File No. 001-34403**

Dear Ann Stillman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your soliciting materials.

Soliciting Materials filed pursuant to Rule 14a-12

Important Information for Investors and Shareholders

1.   We note your legend informing security holders to read "any materials filed" by any of the Investors. Please note that Rule 14a-12(a)(1)(ii) requires the soliciting party to include a prominent legend advising security holders to read *the proxy statement* when it is available because it contains important information. The legend also must explain to investors that they can get *the proxy statement* and any other relevant documents for free at the Commission's website and describe which documents are available free from the participants. Please revise future soliciting materials accordingly and confirm your understanding.

2.   The explanatory legends encourage security holders to read the proxy statement related to the solicitation of proxies for the special meeting "if and when" it becomes available or "if

filed." However, Rule 14a-12 does not create an exception to Rule 14a-3. A person soliciting in reliance on Rule 14a-12 must perfect that reliance by filing a proxy statement. Refer to Rule 14a-12(a)(2) as well as the July 2001 Third Supplement to the Manual of Publicly Available Telephone Interpretations at interpretation I.D.3 (explaining that one "basis for permitting free communications under Rule 14a-12 was that security holders will receive a complete disclosure document" before making a voting decision). Please confirm that any future attempt to solicit in reliance on Rule 14a-12 will comply with the requirements codified in that rule, and otherwise will remove the implication that the rule created an exemption from the Rule 14a-3 requirement to furnish a proxy statement when soliciting in the absence of an exemption available under Rule 14a-12.

<u>Participants in the Solicitation</u>

3.   In written soliciting materials used before a proxy statement is furnished, Rule 14a-12(a)(1)(i) requires the soliciting party to include a description of each participant's direct and indirect interests in the solicitation, or a legend advising where that information can be found. Such interests are not limited to the participant's share ownership in the registrant. See the last sentence of CDI 132.03 under Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretations (November 17, 2023). In future soliciting materials filed pursuant to Rule 14a-12, please include disclosure about the fact that Blue Hill Advisors and certain other investors recently made a proposal to acquire Territorial Bancorp Inc., which proposal appears to have been rejected.

<u>General</u>

4.   Your description of your proposal to acquire shares of the Company appears to omit a number of conditions, including a minimum tender condition of 70% of the outstanding shares of the Company's common stock. In addition, according to the Company's disclosure, the Company's board of directors notified Mr. Landon that the board of directors determined that your proposal is neither a Superior Proposal nor is it reasonably likely to lead to a Superior Proposal. Please ensure that future soliciting materials disclose material conditions to your proposal and the status of your proposal.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Brian Soares at 202-551-3690 or Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions